SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

SiVault Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829896109 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Viaquo Corporation Tax ID Number: 77-0516314
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,913,100 shares 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 2,913,100 shares 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,913,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.5%*
12	TYPE OF REPORTING PERSON* CO

*	Issuer’s total number of shares of Common Stock outstanding (20,103,185) is taken from Issuer’s Form 10-QSB filed with the Securities Exchange Commission on May 16, 2005.

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Viaquo Corporation (“Reporting Person” or “Viaquo”), a Delaware corporation. Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 2	(B).	ADDRESS OF PRINCIPAL OFFICE The address for Viaquo: Viaquo Corporation 5655 Silver Creek Valley Road, #514 San Jose, California 95138-2473

ITEM 4.		OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2005:

		(a)	Amount beneficially owned: 2,913,100

		(b)	Percent of Class: 14.5%

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or to direct the vote: 2,913,100

			(ii)	Shared power to vote or to direct the vote: 0

			(iii)	Sole power to dispose or to direct the disposition of: 2,913,100

			(iv)	Shared power to dispose or to direct the disposition of: 0

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2006

VIAQUO CORPORATION	/s/ Franz Ressel
Signature

Franz Ressel
President and Chief Executive Officer